FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2008

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

Exhibit No.1 - Publication of Prospectus announcement released on 10 June 2008
Exhibit No.2 - Trading Statement announcement released on 11 June 2008
Exhibit No.3 - Director/PDMR Shareholding announcement released on 11 June 2008
Exhibit No.4 - Director/PDMR Shareholding announcement released on 11 June 2008
Exhibit No.5 - Director/PDMR Shareholding announcement released on 11 June 2008
Exhibit No.6 - Rule 8.3- (Expro International) announcement released on 12 June 2008
Exhibit No.7 - RBS sale of Angel Trains announcement released on 13 June 2008

Exhibit No.1

Publication of Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

Greenock
 Funding No. 1 plc

£1,000,000,000 Class A1 Asset Backed Floating Rate Notes due October 2048
£1,000,000,000Class A2 Asset Backed Floating Rate Notes due October 2048
£1,000,000,000Class A3 Asset Backed Floating Rate Notes due October 2048
£530,000,000 Class A4 Asset Backed Floating Rate Notes due October 2048
£180,030,000 Class Z Asset Backed Floating Rate Notes due October 2048

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4197W_-2008-6-10.pdf

For further information, please contact

Ron Huggett
Deputy Group Treasurer
The Royal Bank of Scotland Group
280 Bishopsgate,
London
 EC2M 4RB
Telephone
    +44 20 7085 4925

Richard O'Connor
Head of Investor Relations
The Royal Bank of Scotland Group
280 Bishopsgate,
London
 EC2M 4RB
Telephone
    +44 20 7672 1758

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No.2

;
THE ROYAL BANK OF SCOTLAND GROUP PLC
Pre-close Trading Update

11 June
200
8

The Royal Bank of Scotland Group ('RBS') will be holding discussions with analysts and investors ahead of its close period for the half year ending 30 June 2008. This statement sets out the information that will be covered in those discussions.

RBS confirms that it expects Group and divisional performance trends to continue to track the guidance provided in the Interim Management Statement of 22 April 2008.
The
operating performance of many of RBS's businesses since the beginning of 2008 remain
s
 good, though results have been held back by the effects of the continuing deterioration in credit markets
.

W
rite-downs on credit market exposures
, as discussed in detail in the Interim Management Statement,

are
expected to
remain within the estimates indicated.
Overall, the Group's underlying results, excluding write-downs on credit market exposures
,
are expected to
remain satisfactory.

While the global economic outlook is placing strains on a number of business sectors, the Group's loan portfolio remains robust
, with a continued
reduction
in
UK
 personal sector impairment losses but increased US impairments, principally in a specific retail portfolio
, as previously disclosed
.
Although
 there has been little change in
current
corporate and commercial
credit
metrics, we continue to monitor
forward-looking
 indicators closely.

The integration of ABN AMRO remains on track. Good progress continues to be made, with both income benefits and cost savings slightly ahead of target
.

RBS
confirms
its previous guidance
that

at 30 June 2008
it
expects its
Tier 1
capital ratio
 to be in excess of
7.5
%

and its core Tier 1 capital ratio
to be
in excess
of
5
%, on a proportional consolidated basis.
  At 31 December 2008 the Group's Tier 1 capital ratio
, on the same basis,
 is expected to be in excess of 8% and its core Tier 1 ratio in excess of 6%.

Furt
her
unaudited
pro forma financial information under the Group's revised divisional structure is set
out in Appendix 1. This information covers operating results for the Group, including the results of the ABN AMRO businesses acquired by RBS, for the full years 2006 and 2007 and for the first
half of 2007
.
  RBS will
give
 a full update on progress with the ABN AMRO integration and on the Group's credit market exposures with its
2008
interim results on 8 August 2008.

Sir Fred Goodwin, Group Chief Executive, said:

"
The trends which we have experienced so far in the second quarter are consistent with those referred to in our Interim Management Statement. Whilst we remain very much open for business, our risk appetite is tempered by a cautious stance in relation to short term economic factors and market conditions."

CONTACTS

Sir Fred Goodwin	Group Chief Executive	020 7672 0008
Guy Whittaker	Group Finance Director	020 7672 0003
Richard O'Connor	Head of Investor Relations	020 7672 1758

For media enquiries
Andrew McLaughlin	Group Director , Communications	0131 626 3868 07786 111689
Carolyn McAdam	Group Head of Media Relations	0131 523 2055 07796 274968

Analysts' Conference Call
9.00 a.m., 11 June 2008

Dial in details:
International Dial In:	+44 (0) 145 256 8172
UK Free Call:	0800 694 8082
USA Free Call:	1 866 966 8024
Netherlands Free Call:	0800 023 5072

This announcement contains forward-looking statements, including such statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements concern or may affect future matters, such as RBS's future economic results, business plans and strategies, and are based upon the current expectations of the directors. They are subject to a number of risks and uncertainties that might cause actual results and events to differ materially from the expectations expressed in the forward-looking statements.
Forward-looking statements include, without limitation, statements typically containing words such as "intends", "expects", "anticipates", "targets", "plans", "estimates" and words of similar import.
Factors that could cause or contribute to differences in current expectations include, but are not limited to, legislative, fiscal and regulatory developments, competitive conditions, technological developments, exchange rate fluctuations and general economic conditions. These factors, risks and uncertainties are discussed in RBS's SEC filings, including, but not limited to, RBS's Reports on Form 6-K containing this announcement and certain sections of RBS's Annual Reports on Form 20-F. Information in this announcement of the price at which investments have been bought or sold in the past or the yield on investments cannot be relied upon as a guide to future performance. RBS assumes no responsibility to update any of the forward-looking statements contained in this announcement
, whether as a result of new information, future events or otherwise, except to the extent legally required
.

APPENDIX I

Pro forma financial information for the Group under the revised divisional structure

The unaudited pro forma financial information under the Group's revised divisional structure is shown below. These show the underlying performance of the Group including the results of the ABN AMRO businesses acquired by RBS. This information is being provided to give a better understanding of what the results of the operations might have looked like had the acquisition of ABN AMRO as well as the transfers of businesses to the other Consortium Banks occurred on 1 January 2006.

The profit before amortisation of purchased intangible assets and integration costs of each division is detailed below and is described as 'Contribution' in the divisional analyses that follow.

		Full year	Full year	First half
		2007	200 6	2007
		£m	£m	£m
Global Markets
-	Global Banking & Markets	5,002	4,348	2,845
-	Global Transaction Services	1,649	1,616	789
Total Global Markets		6,651	5,964	3,634
Regional Markets
-	UK Retail & Commercial Banking	6,207	5,685	3,010
-	US Retail & Commercial Banking	1,476	1,739	788
-	Europe & Middle East Retail & Commercial Banking	798	698	380
-	Asia Retail & Commercial Banking	205	117	97
Total Regional Markets		8,686	8,239	4,275
RBS Insurance		905	967	363
Group Manufacturing		(4,287)	(4,192)	(2,108)
Central items		(1,641)	(1,656)	(842)

Underlying Group operating profit *		10,314	9,322	5,322

* Underlying Group o
perating profit
E
xcludes
  RBS
  unusual
   items
   - credit m
  arket write-downs
  and goodwill payments,
  offset by
  the
  gain
  s
   on
  sale of Southern Water and certain other assets
  ABN
  AMRO
  pre and post acquisition credit market write-downs and the impact of the
   LaSalle sale
  RBS share of ABN AMRO's shared assets
  amortisation of purchase accounting adjustments including purchased intangible assets and integration costs; and
Includes
  the cost of funding the ABN AMRO acquisition within Central Items. Whilst part of the acquisition consideration was funded by the issue of preference shares, these pro forma results assume that the cash element of the consideration was debt funded.

Risk-weighted assets of each division were as follows:

		31 December	31 December	30 June
		2007	2006	2007
		£bn	£bn	£bn
Global Markets
-	Global Banking & Markets	191.4	176.6	187.7
-	Global Transaction Services	12.6	10.4	12.7
Total Global Markets		204.0	187.0	200.4
Regional Markets
-	UK Retail & Commercial Banking	179.0	165.0	170.1
-	US Retail & Commercial Banking	57.1	57.6	57.0
-	Europe & Middle East Retail & Commercial Banking	36.7	30.2	32.9
-	Asia Retail & Commercial Banking	3.3	2.8	2.9
Total Regional Markets		276.1	255.6	262.9
Other		9.9	5.3	9.9

		490.0	447.9	473.2

GLOBAL MARKETS
GLOBAL BANKING & MARKETS

		Full year	Full year	First half
		2007	2006	2007
		£m	£m	£m

Net interest income from banking activities		2,453	2,060	1,170

Net fees and commissions receivable		2,221	2,043	1,124
Income from t rading activities		4,334	3,671	2,726
Other operating income (net of related funding costs)		1,908	2,110	905

Non-interest income		8,463	7,824	4,755

Total income		10,916	9,884	5,925

Direct expenses
-	staff costs	4,194	3,539	2,261
-	other	1,230	1,541	618
-	operating lease depreciation	365	406	192

		5,789	5,486	3,071

Contribution before impairment losses		5,127	4,398	2,854
Impairment losses		125	50	9

Contribution		5,002	4,348	2,845

Income by p roduct :
Rates, currencies and commodities		3,707	2,455	1,570
Equities		1,168	1,023	742
Credit markets		2,720	2,879	1,754
Asset and portfolio management		3,321	3,527	1,859

Total income		10,916	9,884	5,925

		£bn	£bn	£bn
Loans and advances to customers*
-	b anking	201.1	1 47 . 6	156.2
-	t rading	22.1	16.8	17.4
Rental assets		10.2	12.2	11.9
Customer deposits*		106.7	81 . 6	83.3
Risk-weighted assets		191.4	17 6 . 6	187.7

* excluding reverse repos and repos

GLOBAL MARKETS
GLOBAL TRANSACTION SERVICES

		Full year	Full year	First half
		2007	2006	2007
		£m	£m	£m

Net interest income		842	756	393
Non-interest income		1,340	1,308	652

Total income		2,182	2,064	1,045

Direct expenses
-	staff costs	357	315	170
-	other	164	135	78

		521	450	248

Contribution before impairment losses		1,661	1,614	797
Impairment losses		12	(2)	8

Contribution		1,649	1,616	789

		£bn	£bn	£bn

Loans and advances to customers - gross		13.7	11.5	12.8
Customer deposits*		57.0	51.4	53.6
Risk-weighted assets		12.6	10.4	12.7

*excluding repos

REGIONAL MARKETS
UK
 RETAIL & COMMERCIAL BANKING

		Full year	Full year	First half
		2007	2006	2007
		£m	£m	£m

N et interest income		6,667	6,408	3,275
Non-interest income		4,435	4,167	2,189

Total income		11,102	10,575	5,464

Direct expenses
-	staff costs	1,928	1,817	937
-	other	1,081	1,088	526

		3,009	2,905	1,463

Insurance net claims		518	488	285

Contribution before impairment losses		7,575	7,182	3,716
Impairment losses		1,368	1,497	706

Contribution		6,207	5,685	3,010

Analysis of contribution by b usiness unit :
Retail		3,844	3,594	1,838
Corporate		1,873	1,685	934
Wealth		490	406	238

		6,207	5,685	3,010

		£bn	£bn	£bn
Loans and advances to customers - gross
-	c onsumer ( secured )	67.4	65.6	66.2
-	c onsumer ( unsecured )	43.7	41.7	42.0
-	c orporate	98.9	86.1	91.7
-	w ealth	8.4	7.2	7.9
Customer deposits*		189.3	167.7	179.1
AUMs - excluding deposits		25.8	22.0	24.1
Risk-weighted assets		179.0	165.0	170.1

*
customer deposits exclude Bancassurance

REGIONAL MARKETS
US RETAIL & COMMERCIAL BANKING

		Full year	Full year	First half	Full year	Full year	First half
		2007	2006	2007	2007	2006	2007
		£m	£m	£m	$m	$m	$m

Net interest income		1,936	2,042	960	3,874	3,765	1,891
Non-interest income		850	951	401	1,700	1,753	790

Total income		2,786	2,993	1,361	5,574	5,518	2,681

Direct expenses
-	staff costs	601	666	309	1,203	1,228	609
-	other	368	407	181	736	750	357

		969	1,073	490	1,939	1,978	966

Contribution before
impairment losses		1,817	1,920	871	3,635	3,540	1,715
Impairment losses		341	181	83	682	333	163

Contribution		1,476	1,739	788	2,953	3,207	1,552

Average exchange rate - US$/£		2.001	1.844	1.970

					$bn	$bn	$bn
Loans and advances to customers – gross
-	mortgages				19.1	18.6	18.5
-	home equity				35.9	34.5	36.2
-	other consumer				21.7	23.2	22.7
-	corporate and commercial				37.6	32.7	34.6
Customer deposits					105.8	100.7	99.9
Risk-weighted assets					114.4	113.1	114.4

Spot exchange rate - US$/£					2.004	1.965	2.006

REGIONAL MARKETS
EUROPE & MIDDLE EAST RETAIL & COMMERCIAL BANKING

		Full year	Full year	First half
		2007	2006	2007
		£m	£m	£m

N et interest income		1,066	936	506
Non-interest income		372	295	172

Total income		1,438	1,231	678

Direct expenses
-	staff costs	334	278	149
-	o ther	170	129	82

		504	407	231

Contribution before impairment losses		934	824	447
Impairment losses		136	126	67

Contribution		798	698	380

		£bn	£bn	£bn
Loans and advances to customers - gross
-	mortgages	18.3	15.0	16.2
-	corporate	25.3	19.6	21.7
-	other	4.2	4.2	3.9
Customer deposits		22.3	18.6	20.5
Risk-weighted assets		36.7	30.2	32.9

REGIONAL MARKETS
ASIA
 RETAIL & COMMERCIAL BANKING

		Full year	Full year	First half
		2007	2006	2007
		£m	£m	£m

N et interest income		285	224	124
Non-interest income		395	314	191

Total income		680	538	315

Direct expenses
-	staff costs	226	164	97
-	other	130	117	60

		356	281	157

Contribution before impairment losses		324	257	158
Impairment losses		119	140	61

Contribution		205	117	97

		£bn	£bn	£bn

Loans and advances to customers - gross		4.5	3.7	3.8
AUMs - excluding deposits		19.9	14.9	17.2
Customer deposits		10.8	8.6	9.5
Risk-weighted assets		3.3	2.8	2.9

RBS INSURANCE

		Full year	Full year	First half
		2007	2006	2007
		£m	£m	£m

Earned premiums		5,607	5,713	2,815
Reinsurers' share		(220)	(212)	(110)

Insurance premium income		5,387	5,501	2,705
Net fees and commissions		(465)	(486)	(201)
Other income		734	664	339

Total income		5,656	5,679	2,843

Direct expenses
-	staff costs	297	319	147
-	other	444	423	203

		741	742	350

Gross claims		4,091	4,030	2,164
Reinsurers' share		(81)	(60)	(34)

Net claims		4,010	3,970	2,130

Contribution		905	967	363

In-force policies (000s)
-	Own-brand motor	6,713	6,790	6,829
-	Own-brand non-motor (home, rescue, pet, HR24)	3,752	3,759	3,757
-	Partnerships and broker (motor, home, rescue, SMEs, pet, HR24)	9,302	11,242	9,588
General insurance reserves - total (£m)		8,192	8,068	8,223

GROUP MANUFACTURING

	Full year	Full year	First half
	2007	200 6	2007
	£m	£m	£m

Staff costs	1,075	1,063	524
Other costs	3,212	3,129	1,584

Total m anufacturing costs	4,287	4,192	2,108

A nalysis of manufacturing costs
Group T echnology	1,373	1,369	665
Group P roperty	1,519	1,439	740
Customer support and other operations	1,395	1,384	703

Total m anufacturing costs	4,287	4,192	2,108

The expenditure incurred by
Group
Manufacturing relates to the Group's operations. These costs reflect activities that are shared between the various customer-facing divisions and consequently cannot be directly attributed to individual divisions. Instead, the Group monitors and controls each of its customer-facing divisions on revenue generation and direct costs whilst in
Group
Manufacturing such control is exercised through appropriate efficiency measures and targets
.

Whilst the Group does not allocate manufacturing costs to divisions for financial reporting purposes, the following table sets out the allocation of these costs to the divisions on a basis management considers to be reasonable
:

% of total manufacturing costs

Global Banking & Markets	10%
Global Transaction Services	10%
UK Retail & Commercial Banking	50%
US Retail & Commercial Banking	7.5%
Europe & Middle East Retail & Commercial Banking	7.5%
Asia Retail & Commercial Banking	5%
RBS Insurance	5%
Centre	5%

CENTRAL ITEMS

Central Items
 comprises RBS group and corporate functions, the RBS share of ABN AMRO's head office costs and the pro forma funding costs associated with the ABN AMRO acquisition.

RESTATEMENTS

Divisional results for 2007 and 2006 as previously published have been restated to reflect transfers of operations and businesses between divisions following the implementation of the Group restructure. These changes do not affect the overall results of the Group.

	2007			2006
	Previously reported	Transfers	Restated	Previously reported	Transfers	Restated
	£m	£m	£m	£m	£m	£m
Global Banking & Markets
Contribution	4,916	86	5,002	4,365	(17)	4,348

Global Transaction Services
Contribution	1,632	17	1,649	1,561	55	1,616

UK Retail & Commercial Banking
Contribution	6,250	(43)	6,207	5,722	(37)	5,685

US Retail & Commercial Banking
Contribution	1,557	(81)	1,476	1,821	(82)	1,739

Europe & Middle East Retail & Commercial Banking
Contribution	760	38	798	662	36	698

Asia Retail & Commercial Banking
Contribution	209	(4)	205	119	(2)	117

RBS Insurance
Contribution	902	3	905	964	3	967

Manufacturing
Contribution	(4,234)	(53)	(4,287)	(4,164)	(28)	(4,192)

Centre
Contribution	(1,678)	37	(1,641)	(1,728)	72	(1,656)

IMPORTANT INFORMATION

The unaudited pro forma financial information has been prepared solely for illustrative purposes and is not necessarily indicative of the results that might have been achieved had the acquisition and transfers occurred on the dates indicated, nor is it necessarily indicative of the results of operations that may, or may be expected to be achieved in the future.

Statutory accounts
Financial information contained in this document does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985 ("the Act"). The statutory accounts for the year ended 31 December 2007 will be filed with the Registrar of Companies and have been reported on by the auditors under section 235 of the Act. The report of the auditors was unqualified and did not contain a statement under section 237(2) or (3) of the Act.

Exhibit No.3

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer
The Royal Bank of Scotland Group plc

2. State whether the notification relates to
(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
iii

3. Name of person discharging managerial responsibilities/director
Sir Fred Goodwin

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8. State the nature of the transaction
Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired
51

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
-

11. Number of shares, debentures or financial instruments relating to shares disposed
-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction
£
2.465

14. Date and place of transaction
9

June
 2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
1,118,626

shares 0.
0
0692
%

16. Date issuer informed of transaction
9
June
 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

23
. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-

22. Total number of shares or debentures over which options held following notification
-

23. Any additional information
-

24. Name of contact and telephone number for queries
Aileen Taylor, Deputy Secretary
0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification
Aileen Taylor, Deputy Secretary

Date of notification
1
1
 June

2008

1. Name of the issuer
The Royal Bank of Scotland Group plc

2. State whether the notification relates to
(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
i

3. Name of person discharging managerial responsibilities/director
Miller Roy McLean

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8
.
 State the nature of the transaction
Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired
51

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
-

11. Number of shares, debentures or financial instruments relating to shares disposed
-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction
£
2.465

14. Date and place of transaction
9 June
2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
1,393,903 0.0
0863
%

16. Date issuer informed of transaction
9
 June 2
008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17
.
 Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

23
. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-

22. Total number of shares or debentures over which options held following notification
-

23. Any additional information
-

24. Name of contact and telephone number for queries
Aileen Taylor, Deputy Secretary
0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification
Aileen Taylor, Deputy Secretary

Date of notification
1
1
 June
2008

----------------------------------------------------------------------------------------------------------------------------
1. Name of the issuer
The Royal Bank of Scotland Group plc

2. State whether the notification relates to
(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
i

3. Name of person discharging managerial responsibilities/director
Brian John Crowe

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8
.
 State the nature of the transaction
Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired
51

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
-

11. Number of shares, debentures or financial instruments relating to shares disposed
-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction
£
2.465

14. Date and place of transaction
9 June
2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
1,000,339 0.00
619
%

16. Date issuer informed of transaction
9 June
2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17
.
 Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

23
. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-

22. Total number of shares or debentures over which options held following notification
-

23. Any additional information
-

24. Name of contact and telephone number for queries
Aileen Taylor, Deputy Secretary
0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification
Aileen Taylor, Deputy Secretary

Date of notification
1
1
 June
 2008

----------------------------------------------------------------------------------------------------------------------------
1. Name of the issuer
The Royal Bank of Scotland Group plc

2. State whether the notification relates to
(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
i

3. Name of person discharging managerial responsibilities/director
Neil James Roden

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8
.
 State the nature of the transaction
Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired
51

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
-

11. Number of shares, debentures or financial instruments relating to shares disposed
-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction
£
2.465

14. Date and place of transaction
9 June
2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
233,647
 shares 0.00
144
%

16. Date issuer informed of transaction
9 June
 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17
.
 Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

23
. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-

22. Total number of shares or debentures over which options held following notification
-

23. Any additional information
-

24. Name of contact and telephone number for queries
Aileen Taylor, Deputy Secretary
0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification
Aileen Taylor, Deputy Secretary

Date of notification
1
1
 June
 2008

----------------------------------------------------------------------------------------------------------------------------
1. Name of the issuer
The Royal Bank of Scotland Group plc

2. State whether the notification relates to
(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
i

3. Name of person discharging managerial responsibilities/director
Christopher Paul Sullivan

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8
.
 State the nature of the transaction
Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired
51

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
-

11. Number of shares, debentures or financial instruments relating to shares disposed
-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction
£
2.465

14. Date and place of transaction
9 June
2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
111,017
 shares 0.00
068
%

16. Date issuer informed of transaction
9 June
2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17
.
 Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

23
. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-

22. Total number of shares or debentures over which options held following notification
-

23. Any additional information
-

24. Name of contact and telephone number for queries
Aileen Taylor, Deputy Secretary
0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification
Aileen Taylor, Deputy Secretary

Date of notification
1
1
 June
2008

1. Name of the issuer
The Royal Bank of Scotland Group plc

2. State whether the notification relates to
(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
i

3. Name of person discharging managerial responsibilities/director
Andrew Martin McLaughlin

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8. State the nature of the transaction
Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired
21

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
-

11. Number of shares, debentures or financial instruments relating to shares disposed
-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction
£2.465

14. Date and place of transaction
9 June 2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
12,430 shares 0.00
007
%

16. Date issuer informed of transaction
9 June 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

23. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-

22. Total number of shares or debentures over which options held following notification
-

23. Any additional information
-

24. Name of contact and telephone number for queries
Aileen Taylor, Deputy Secretary
0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification
Aileen Taylor, Deputy Secretary

Date of notification
1
1
 June 2008
--------------------------------------------------------------------------------------------------------------------------

Exhibit No.4

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16 , 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4 , 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.
1. Name of the issuer
The Royal Bank of Scotland Group plc
2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
iii
3. Name of person discharging managerial responsibilities/director
Guy Robert Whittaker
4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
N/A
5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of a holding of the person referred to in 3
6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
Ordinary shares of £0.25
7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
Barclays Stockbrokers
8 State the nature of the transaction
Reinvestment of cash proceeds
received as a result of a
dividend payment into
 ISA
 administered by Barclays Stockbrokers

9. Number of shares, debentures or financial instruments relating to shares acquired

2,255

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£
2.4125

14. Date and place of transaction

30 May
 2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

537,256

 0
.0033
2
%

16. Date issuer informed of transaction

10 June
 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17
 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor
, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor
, Head of Group Secretariat

Date of notification

11 June
 2008

Exhibit No.5

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16 , 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4 , 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.
1. Name of the issuer
The Royal Bank of Scotland Group plc
2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4
®
(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
(i)
3. Name of person discharging managerial responsibilities/director
Ellen Alemany
4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
n/a
5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of a holding of the person referred to in 3
6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
Nil paid rights to acquire Ordinary shares
7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
Ellen Alemany
8 State the nature of the transaction
Subscription for new Ordinary Shares
9. Number of shares, debentures or financial instruments relating to shares acquired
Subscription for
108
,
529
new shares
10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
-
11. Number of shares, debentures or financial instruments relating to shares disposed
-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
-

13. Price per share or value of transaction

Subscription for new shares - £2.00

14. Date and place of transaction

9 June 2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

286
,
122

0.00177%

16. Date issuer informed of transaction

10 June
 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17
 Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor
, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor
, Head of Group Secretariat

Date of notification

11 June
2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16 , 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4 , 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.
1. Name of the issuer
The Royal Bank of Scotland Group plc
2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4®(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
(
i
)
3. Name of person discharging managerial responsibilities/director
John Napier Allan
4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
Director and Spouse, Fiona Marion Allan
5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of a holding of the person referred to in 3
6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
Nil paid rights to acquire Ordinary shares
7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
John Napier Allan -
484,410
Fiona Marion Allan - 17,746
8 State the nature of the transaction
Sale
 of nil paid rights
9. Number of shares, debentures or financial instruments relating to shares acquired
-
10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
-
11. Number of shares, debentures or financial instruments relating to shares disposed
Sale
 of 502,156 nil paid rights

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
-

13. Price per share or value of transaction

Sale
 of nil paid rights - £0.2954

14. Date and place of transaction

9 June
2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

825,466
  0.00511%

16. Date issuer informed of transaction

10 June
 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17
 Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Head of Group Secretariat

Date of notification

11 June 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16 , 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4 , 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.
1. Name of the issuer
The Royal Bank of Scotland Group plc
2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4®(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
(ii)
3. Name of person discharging managerial responsibilities/director
Colin
Alexander Mason
Buchan
4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
n/a
5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of a holding of the person referred to in 3
6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
Nil paid rights to acquire Ordinary shares
7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
Colin
 Alexander Mason
Buchan
8 State the nature of the transaction
Subscription for new ordinary shares
9. Number of shares, debentures or financial instruments relating to shares acquired
Subscription 24,444 new shares
10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
-
11. Number of shares, debentures or financial instruments relating to shares disposed
-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
-

13. Price per share or value of transaction

Subscription for new shares - £2.00
14. Date and place of transaction

9 June
 2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

64,444

 0.00039%

16. Date issuer informed of transaction

10 June
2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17
 Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Head of Group Secretariat

Date of notification

1
1
 June
2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16 , 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4 , 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.
1. Name of the issuer
The Royal Bank of Scotland Group plc
2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4®(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
(iii)
3. Name of person discharging managerial responsibilities/director
John Alastair Nigel Cameron
4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
n/a
5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of a holding of the person referred to in 3
6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
Nil paid rights to acquire Ordinary shares
7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
John Alastair Nigel Cameron
8 State the nature of the transaction
Subscription for new Ordin
a
ry Shares
9. Number of shares, debentures or financial instruments relating to shares acquired
8,584 Ordinary Shares
10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
-
11. Number of shares, debentures or financial instruments relating to shares disposed
-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
-

13. Price per share or value of transaction

Subscription for new shares - £2.00

14. Date and place of transaction

9 June 2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

26,385

0.00016%

16. Date issuer informed of transaction

10 June
 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17
 Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Head of Group Secretariat

Date of notification

1
1
 June 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16 , 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4 , 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.
1. Name of the issuer
The Royal Bank of Scotland Group plc
2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4®(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
(i)
3. Name of person discharging managerial responsibilities/director
Brian John Crowe
4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
Director and Spouse, Hilary Frances Crowe
5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of a holding of the person referred to in 3
6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
Nil paid rights to acquire Ordinary shares
7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
Brian John Crowe - 37
4
,
900
Hilary Frances Crowe - 2,559
8 State the nature of the transaction
Subscription for new Ordinary Shares
9. Number of shares, debentures or financial instruments relating to shares acquired
Subscription for
377,459
new shares

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
-
11. Number of shares, debentures or financial instruments relating to shares disposed
-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
-

13. Price per share or value of transaction

Subscription for new
s
hares
 - £2.00

14. Date and place of transaction

9 June
2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

1,00
0
,
339

0.00619%

16. Date issuer informed of transaction

10 June
 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17
 Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Head of Group Secretariat

Date of notification

11 June
 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16 , 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4 , 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.
1. Name of the issuer
The Royal Bank of Scotland Group plc
2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4®(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
(
ii)
3. Name of person discharging managerial responsibilities/director
James McGill Currie
4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
Director and Spouse - Evelyn Currie
5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of a holding of the person referred to in 3
6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
Nil paid rights to acquire Ordinary shares
7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
James McGill Currie - 1019
Evelyn Currie - 611
8 State the nature of the transaction
Subscription for new ordinary shares
9. Number of shares, debentures or financial instruments relating to shares acquired
Subscription for 1630 new shares
10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
-
11. Number of shares, debentures or financial instruments relating to shares disposed
-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
-

13. Price per share or value of transaction

Subscription for new shares - £2.00

14. Date and place of transaction

9 June
 2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

4
,
298

0.00002%

16. Date issuer informed of transaction

10 June
 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17
 Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Head of Group Secretariat

Date of notification

1
1
 June
 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16 , 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4 , 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.
1. Name of the issuer
The Royal Bank of Scotland Group plc
2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4®(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
(i)
3. Name of person discharging managerial responsibilities/director
Alan Peter Dickinson
4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
n/a
5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of a holding of the person referred to in 3
6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
Nil paid rights to acquire Ordinary shares
7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
Alan Peter Dickinson
8 State the nature of the transaction
Subscription for new Ordinary Shares
9. Number of shares, debentures or financial instruments relating to shares acquired
Subscription for
4,368
new shares

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
-
11. Number of shares, debentures or financial instruments relating to shares disposed
-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
-

13. Price per share or value of transaction

Subscription for new shares - £2.00

14. Date and place of transaction

9 June
2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

15,271

0.00009%

16. Date issuer informed of transaction

10 June
2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17
 Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Head of Group Secretariat

Date of notification

11 June
 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16 , 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4 , 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.
1. Name of the issuer
The Royal Bank of Scotland Group plc
2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4®(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
(ii)
3. Name of person discharging managerial responsibilities/director
Lawrence
 Kingsbaker Fish
4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
n/a
5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of a holding of the person referred to in 3
6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
Nil paid rights to acquire Ordinary shares
7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
Lawrence
 Kingsbaker Fish
8 State the nature of the transaction
Subscription for new ordinary shares
9. Number of shares, debentures or financial instruments relating to shares acquired
Subscription for
119273

new ordinary shares
10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
-
11. Number of shares, debentures or financial instruments relating to shares disposed
-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
-

13. Price per share or value of transaction

Subscription for new shares - £2.00

14. Date and place of transaction

9 June
 2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

314
,
449
  0.00194%

16. Date issuer informed of transaction

10 June
 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17
 Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Head of Group Secretariat

Date of notification

1
1
 June
2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16 , 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4 , 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.
1. Name of the issuer
The Royal Bank of Scotland Group plc
2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4®(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
(iii)
3. Name of person discharging managerial responsibilities/director
Mark Andrew Fisher
4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
Director and Spouse - Katherine
McH
ardy
5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of a holding of the person referred to in 3
6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
Nil paid rights to acquire Ordinary shares
7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
Mark Andrew Fisher -
7270
Katherine McHardy -
2266
8 State the nature of the transaction
Subscription for new ordinary shares
9. Number of shares, debentures or financial instruments relating to shares acquired
Subscription for 9536 new shares
10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
-
11. Number of shares, debentures or financial instruments relating to shares disposed
-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
-

13. Price per share or value of transaction

Subscription for new shares - £2.00

14. Date and place of transaction

9 June
2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

31,724

  0.00019%

16. Date issuer informed of transaction

10 June
 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17
 Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Head of Group Secretariat

Date of notification

1
1
 June
2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16 , 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4 , 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.
1. Name of the issuer
The Royal Bank of Scotland Group plc
2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4®(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
(ii)
3. Name of person discharging managerial responsibilities/director
William
Michael Friedrich
4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
n/a
5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of a holding of the person referred to in 3
6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
Nil paid rights to acquire Ordinary shares
7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
William
Michael Friedrich
8 State the nature of the transaction
Subscription for new ordinary shares
9. Number of shares, debentures or financial instruments relating to shares acquired
Subscription for
67512

ordinary shares
10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
-
11. Number of shares, debentures or financial instruments relating to shares disposed
-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
-

13. Price per share or value of transaction

Subscription for new shares - £2.00

14. Date and place of transaction

9 June
2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

177,987
  0.00110%

16. Date issuer informed of transaction

10 June
 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17
 Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Head of Group Secretariat

Date of notification

1
1
 June
2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16 , 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4 , 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.
1. Name of the issuer
The Royal Bank of Scotland Group plc
2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4®(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
ii
i
3. Name of person discharging managerial responsibilities/director
Sir Fred Goodwin
4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
n/a
5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of a holding of the person referred to in 3
6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
Nil paid rights to acquire Ordinary shares
7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
Sir Fred Goodwin
8 State the nature of the transaction
Subscription for new ordinary shares
9. Number of shares, debentures or financial instruments relating to shares acquired
Subscription for 423,751 new shares
10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
-
11. Number of shares, debentures or financial instruments relating to shares disposed
-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
-

13. Price per share or value of transaction

Subscription for new shares - £2.00

14. Date and place of transaction

9 June
2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

1,118,626

 0.00692%

16. Date issuer informed of transaction

10 June 2
008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17
 Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Head of Group Secretariat

Date of notification

1
1
 June
 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16 , 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4 , 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.
1. Name of the issuer
The Royal Bank of Scotland Group plc
2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4®(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
(ii)
3. Name of person discharging managerial responsibilities/director
Archibald Sinclair Hunter
4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
Director and Spouse - Patricia Hunter
5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of a holding of the person referred to in 3
6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
Nil paid rights to acquire Ordinary shares
7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
Archibald Sinclair Hunter - 2750
Patricia Hunter - 3666
8 State the nature of the transaction
Subscription for new ordinary shares
9. Number of shares, debentures or financial instruments relating to shares acquired
Subscription for
6416
new shares
10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
-
11. Number of shares, debentures or financial instruments relating to shares disposed
-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
-

13. Price per share or value of transaction

Subscription for new shares - £2.00

14. Date and place of transaction

9 June
 2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

16,916

  0.00010%

16. Date issuer informed of transaction

10 June
 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17
 Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Head of Group Secretariat

Date of notification

1
1
 June
2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16 , 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4 , 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.
1. Name of the issuer
The Royal Bank of Scotland Group plc
2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4®(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
(ii)
3. Name of person discharging managerial responsibilities/director
Charles John Koch
4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
n/a
5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of a holding of the person referred to in 3
6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
Nil paid rights to acquire Ordinary shares
7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
Charles John Koch
8 State the nature of the transaction
Subscription for new ordinary shares
9. Number of shares, debentures or financial instruments relating to shares acquired
Subscription for
55000

new shares

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
-
11. Number of shares, debentures or financial instruments relating to shares disposed
-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
-

13. Price per share or value of transaction

Subscription for new shares - £2.00

14. Date and place of transaction

9 June
 2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

145,000
  0.00089%

16. Date issuer informed of transaction

10 June
 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17
 Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Head of Group Secretariat

Date of notification

1
1
 June
 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16 , 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4 , 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.
1. Name of the issuer
The Royal Bank of Scotland Group plc
2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4®(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
(ii)
3. Name of person discharging managerial responsibilities/director
Janis
Carol
Kong
4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
n/a
5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of a holding of the person referred to in 3
6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
Nil paid rights to acquire Ordinary shares
7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
Janis
Carol
Kong
8 State the nature of the transaction
Subscription for new ordinary shares
9. Number of shares, debentures or financial instruments relating to shares acquired
Subscription for
15888
 new
 shares
10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
-
11. Number of shares, debentures or financial instruments relating to shares disposed
-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
-

13. Price per share or value of transaction

Subscription for new shares - £2.00

14. Date and place of transaction

9 June
2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

41,888

  0.00025%

16. Date issuer informed of transaction

10 June
2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17
 Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Head of Group Secretariat

Date of notification

1
1
 June
2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16 , 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4 , 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.
1. Name of the issuer
The Royal Bank of Scotland Group plc
2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4®(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
(i)
3. Name of person discharging managerial responsibilities/director
Cormac
Michael
McCarthy
4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
n/a
5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of a holding of the person referred to in 3
6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
Nil paid rights to acquire Ordinary shares
7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
Cormac
Michael
McCarthy
8 State the nature of the transaction
Subscription for new Ordinary Shares
9. Number of shares, debentures or financial instruments relating to shares acquired
Subscription for
10,058
new shares
10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
-
11. Number of shares, debentures or financial instruments relating to shares disposed
-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
-

13. Price per share or value of transaction

Subscription for new shares - £2.00

14. Date and place of transaction

9 June
2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

34,924

 0.00021%

16. Date issuer informed of transaction

10 June
 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17
 Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Head of Group Secretariat

Date of notification

11 June
 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16 , 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4 , 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.
1. Name of the issuer
The Royal Bank of Scotland Group plc
2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4®(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
(ii)
3. Name of person discharging managerial responsibilities/director
Joseph Patrick MacHale
4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
n/a
5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of a holding of the person referred to in 3
6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
Nil paid rights to acquire Ordinary shares
7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
Joseph Patrick MacHale
8 State the nature of the transaction
Subscription for new ordinary shares
9. Number of shares, debentures or financial instruments relating to shares acquired
Subscription for
44122
new shares
10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
-
11. Number of shares, debentures or financial instruments relating to shares disposed
-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
-

13. Price per
share or value of transaction

Subscription for new shares - £2.00

14. Date and place of transaction

9 June
 2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

116,322
  0.00072%

16. Date issuer informed of transaction

10 June
 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17
 Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Head of Group Secretariat

Date of notification

1
1
 June
 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16 , 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4 , 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.
1. Name of the issuer
The Royal Bank of Scotland Group plc
2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4®(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
(ii)
3. Name of person discharging managerial responsibilities/director
Sir Tom McKillop

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
n/a
5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of a holding of the person referred to in 3
6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
Nil paid rights to acquire Ordinary shares
7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
Sir Tom McKillop
8 State the nature of the transaction
Subscription for new Ordinary Shares
9. Number of shares, debentures or financial instruments relating to shares acquired
Subscription for 127,111 new shares
10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
-
11. Number of shares, debentures or financial instruments relating to shares disposed
-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
-

13. Price per
share or value of transaction

Subscription for new shares - £2.00

14. Date and place of transaction

9 June
2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

335,111
  0.00207%

16. Date issuer informed of transaction

10 June
 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17
 Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Head of Group Secretariat

Date of notification

1
1
 June
 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16 , 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4 , 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.
1. Name of the issuer
The Royal Bank of Scotland Group plc
2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4®(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
i
3. Name of person discharging managerial responsibilities/director
Andrew
Martin
McLaug
h
lin
4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
n/a
5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of a holding of the person referred to in 3
6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
Nil paid rights to acquire Ordinary shares
7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
Andrew
Martin
McLaughlin
8 State the nature of the transaction
Subscription for new Ordinary Shares
9. Number of shares, debentures or financial instruments relating to shares acquired
Subscription for
2917
new shares

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
-
11. Number of shares, debentures or financial instruments relating to shares disposed
-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
-

13. Price per share or value of transaction

Subscription for new shares - £2.00

14. Date and place of transaction

9 June
2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

12,430
  0.00007%

16. Date issuer informed of transaction

10 June
2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17
 Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Head of Group Secretariat

Date of notification

11 June
 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16 , 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4 , 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.
1. Name of the issuer
The Royal Bank of Scotland Group plc
2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4®(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
(i)
3. Name of person discharging managerial responsibilities/director
Miller Roy McLean
4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
n/a
5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of a holding of the person referred to in 3
6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
Nil paid rights to acquire Ordinary shares
7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
Miller Roy McLean
8 State the nature of the transaction
Subscription for new Ordinary Shares
9. Number of shares, debentures or financial instruments relating to shares acquired
Subscription for
526,742

new shares
10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
-
11. Number of shares, debentures or financial instruments relating to shares disposed
-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
-

13. Price per
share or value of transaction

Subscription for new shares - £2.00

14. Date and place of transaction

9 June
2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

1
,393,903

0.00863%

16. Date issuer informed of transaction

10 June
 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17
 Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Head of Group Secretariat

Date of notification

11 June
2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16 , 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4 , 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.
1. Name of the issuer
The Royal Bank of Scotland Group plc
2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4®(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
(i)
3. Name of person discharging managerial responsibilities/director
Howard John Moody
4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
Director and Spouse - Lorna
Jean
Moody
5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of a holding of the person referred to in 3
6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
Nil paid rights to acquire Ordinary shares
7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
Howard John Moody
and
Lorna
Jean
Moody
8 State the nature of the transaction
Sale o
f Nil paid rights
 and subscription for new shares

9. Number of shares, debentures or financial instruments relating to shares acquired
Subscription for 14
,504
new shares
 - Howard John Moody
Subscription for 4,836 new shares - Lorna Jean Moody
10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
-
11. Number of shares, debentures or financial instruments relating to shares disposed
Sale
 of 50,027 nil paid rights
12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
-

13. Price per
share or value of transaction

Subscription for new shares £2.00
Sale
 of nil paid rights £0.2954
14. Date and place of transaction

9 June
 2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

136,608
 0.00084%

16. Date issuer informed of transaction

10 June
2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17
 Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Head of Group Secretariat

Date of notification

11 June
 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16 , 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4 , 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.
1. Name of the issuer
The Royal Bank of Scotland Group plc
2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4®(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
(i)
3. Name of person discharging managerial responsibilities/director
Peter Nathanial
4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
n/a
5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of a holding of the person referred to in 3
6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
Nil paid rights to acquire Ordinary shares
7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
Peter Nathanial
8 State the nature of the transaction
Subscription for new Ordinary Shares
9. Number of shares, debentures or financial instruments relating to shares acquired
Subscription for
4137
new shares
10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
-
11. Number of shares, debentures or financial instruments relating to shares disposed
-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
-

13. Price per
share or value of transaction

Subscription for new shares - £2.00

14. Date and place of transaction

9 June
 2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

10,908

0.00006%

16. Date issuer informed of transaction

10 June
 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17
 Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Head of Group Secretariat

Date of notification

11 June
2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16 , 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4 , 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.
1. Name of the issuer
The Royal Bank of Scotland Group plc
2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4®(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
(iii)
3. Name of person discharging managerial responsibilities/director
Gordon Francis Pell
4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
n/a
5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of a holding of the person referred to in 3
6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
Nil paid rights to acquire Ordinary shares
7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
Gordon Francis Pell
8 State the nature of the transaction
Subscription for new ordinary shares
9. Number of shares, debentures or financial instruments relating to shares acquired
Subscription for 94,963 new shares
10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
-
11. Number of shares, debentures or financial instruments relating to shares disposed
-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
-

13. Price per
share or value of transaction

Subscription for new shares - £2.00

14. Date and place of transaction

9 June
2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

250,357

0.00155%

16. Date issuer informed of transaction

10 June
2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17
 Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Head of Group Secretariat

Date of notification

1
1
 June
 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16 , 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4 , 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.
1. Name of the issuer
The Royal Bank of Scotland Group plc
2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4®(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
(i)
3. Name of person discharging managerial responsibilities/director
Neil James Roden
4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
n/a
5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of a holding of the person referred to in 3
6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
Nil paid rights to acquire Ordinary shares
7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
Neil James Roden
8 State the nature of the transaction
Subscription for new Ordinary Shares
9. Number of shares, debentures or financial instruments relating to shares acquired
Subscription for 86,645 new shares
10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
-
11. Number of shares, debentures or financial instruments relating to shares disposed
-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
-

13. Price per
share or value of transaction

Subscription for new shares- £2.00

14. Date and place of transaction

9 June
2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

233,647
  0.00144%

16. Date issuer informed of transaction

10 June 2
008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17
 Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Head of Group Secretariat

Date of notification

11 June
 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16 , 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4 , 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.
1. Name of the issuer
The Royal Bank of Scotland Group plc
2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4®(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
(ii)
3. Name of person discharging managerial responsibilities/director
Robert Avisson Scott
4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
Director and Spouse - Joanne Rose Scott
5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of a holding of the person referred to in 3
6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
Nil paid rights to acquire Ordinary shares
7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
Robert Avisson Scott -
5422
Joanne Rose Scott -
8843
8 State the nature of the transaction
Subscription for new ordinary shares
9. Number of shares, debentures or financial instruments relating to shares acquired
Subscription for
14265

new shares
10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
-
11. Number of shares, debentures or financial instruments relating to shares disposed
-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
-

13. Price per share or value of transac
tion

Subscription for new shares - £2.00

14. Date and place of transaction

9 June
 2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

37,609

  0.00023%

16. Date issuer informed of transaction

10 June
 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17
 Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Head of Group Secretariat

Date of notification

1
1
 June
2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16 , 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4 , 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.
1. Name of the issuer
The Royal Bank of Scotland Group plc
2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4®(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
(i)
3. Name of person discharging managerial responsibilities/director
Christopher Paul Sullivan
4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
Director and Spouse
 - Clare Louise Sullivan
5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of a holding of the person referred to in 3
6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
Nil paid rights to acquire Ordinary shares
7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
Christopher Paul Sullivan

and
Clare Louise Sullivan
8 State the nature of the transaction
Sale
 of nil paid rights and subscription for new Ordinary Shares
9. Number of shares, debentures or financial instruments relating to shares acquired
Subscription for
34,079

new shares
10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
-
11. Number of shares, debentures or financial instruments relating to shares disposed
Sale
 of 6,050 nil paid rights
12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
-

13. Price per
share or value of transaction

Subscription for new shares £2.00
Sale
 of nil paid rights £0.2954

14. Date and place of transaction

9 June
2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

104,967
  0.00065%

16. Date issuer informed of transaction

10 June
 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17
 Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Head of Group Secretariat

Date of notification

11 June
 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16 , 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4 , 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.
1. Name of the issuer
The Royal Bank of Scotland Group plc
2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4®(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
(ii)
3. Name of person discharging managerial responsibilities/director
Peter Denis Sutherland
4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
n/a
5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of a holding of the person referred to in 3
6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
Nil paid rights to acquire Ordinary shares
7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
Peter Denis Sutherland
8 State the nature of the transaction
Subscription for new ordinary shares
9. Number of shares, debentures or financial instruments relating to shares acquired
Subscription for
10781
new shares
10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
-
11. Number of shares, debentures or financial instruments relating to shares disposed
-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
-

13. Price per share or value of transaction

Subscription for new shares - £2.00

14. Date and place of transaction

9 June
2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

28,424

0.000
17
%

16. Date issuer informed of transaction

10 June
2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17
 Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Head of Group Secretariat

Date of notification

1
1
 June
 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16 , 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4 , 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.
1. Name of the issuer
The Royal Bank of Scotland Group plc
2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4®(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
(i)
3. Name of person discharging managerial responsibilities/director
Ron Teerlink
4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
n/a
5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of a holding of the person referred to in 3
6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
Nil paid rights to acquire Ordinary shares
7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
Ron Teerlink
8 State the nature of the transaction
Subscription for new ordinary shares
9. Number of shares, debentures or financial instruments relating to shares acquired
Subscription for
6,534
new shares
10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
-
11. Number of shares, debentures or financial instruments relating to shares disposed
-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
-

13. Price per share or value of transaction

Subscription for new shares - £2.00

14. Date and place of transaction

9 June 2
008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

17,226
  0.00010%
16. Date issuer informed of transaction

10 June
2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17
 Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Head of Group Secretariat

Date of notification

1
1
 June
 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16 , 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4 , 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.
1. Name of the issuer
The Royal Bank of Scotland Group plc
2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4®(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
(iii)
3. Name of person discharging managerial responsibilities/director
Guy
Robert
Whittaker
4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
n/a
5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of a holding of the person referred to in 3
6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
Nil paid rights to acquire Ordinary shares
7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
Guy
 Robert
 Whittaker
8 State the nature of the transaction
Subscription for new ordinary shares
9. Number of shares, debentures or financial instruments relating to shares acquired
Subscription for 202,931 new shares
10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
-
11. Number of shares, debentures or financial instruments relating to shares disposed
-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
-

13. Price per
share or value of transaction

Subscription for new shares - £2.00

14. Date and place of transaction

9 June 2
008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

53
7
,
256

0.0033
2
%

16. Date issuer informed of transaction

10 June
2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17
 Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Head of Group Secretariat

Date of notification

1
1
 June
 2008

Exhibit No.6

      FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.
    KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Expro International Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.10
Date of dealing	11 June 2008

2.
    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)
    Interests and short positions (following dealing) in the class of relevant security dealt in
(Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	1, 167 , 517	(1.0 568%)	3 1 ,8 29	(0.02 8 9%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	1, 167 , 517	(1.0 568%)	3 1 ,8 29	(0.02 8 9%)

(b)
    Interests and short positions in relevant securities of the company, other than the class dealt in
(Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)
    Rights to subscribe
(Note 3)

Class of relevant security:	Details

3.
    DEALINGS
(Note 4)

(a)
    Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Sale Sale Sale	6,200 3,132 2,445 623	16.1560 GBP 16.1500 GBP 16.1600 GBP 16.1700GBP

(b)
    Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)
    Options transactions in respect of existing securities

(i)
    Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)
    Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)
    Other dealings (including new securities)
(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4.
    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached?
(Note 9)

~~YES~~

/NO

Date of disclosure	12 June 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

Exhibit No.7

13
th
 June 2008

RBS
agrees to
sell Angel Trains to a
Consortium
advised
 by Babcock & Brown

London,
13

June
2008 - The Royal Bank of Scotland Group plc ("RBS")
is
pleased to announce that
it
 ha
s
 signed a definitive agreement regarding the sale of Angel Trains Group ("Angel Trains") to a consortium
advised
 by Babcock & Brown (the "Consortium").

The transaction values Angel Trains at an enterprise value of £3.
6
bn.
The sale forms part of RBS' strategy of focusing
resource
on
its
core
domestic and
international
banking
businesses
.

C
ompletion
 is
 expected to take place before the end of 2008.

RBS was advised by Lazard & Co., Limited
.

ENQUIRIES:

RBS,
Richard O'Connor
,
Head of Investor Relations
+44 (0) 20 7672 1758
+44 (0) 7909 873 681

Carolyn McAdam, Group Head of Media Relations
+ 44 (0) 131 523 2055
+ 44 (0) 7796 274 968

Lazard & Co., Limited,
Tel: +44 (0)20 7187 2000
William Rucker
Richard Shaw
Oliver Ives

Appendix
Angel Trains
Angel Trains is the largest of the three rolling stock leasing companies ("ROSCOs") in the
UK
 and also enjoys a strong presence in the growing passenger train and freight locomotive leasing markets across
Europe
. As an operating lessor, Angel Trains leases a diverse range of rolling stock, including regional, commuter and high speed passenger trains, and freight locomotives, to train operators. It also offers financing and project management for the procurement of new rolling stock, as well as management of heavy maintenance, refurbishment and modifications throughout the whole life of rolling stock assets.

Angel Trains was originally formed by the UK Government in 1994 as part of the privatisation of British Rail and was subsequently acquired by RBS in 1997. Angel Trains currently owns a total fleet of
o
ver 5,000 passenger trains and freight locomotives
.

The Consortium
The Consortium comprises global infrastructure investment funds including the Babcock & Brown European Infrastructure Fund,
 AMP Capital Investors,
 Deutsche Bank AG and
 funds advised by Access Capital Advisers. Each of the members of the Consortium is an experienced long-term investor in attractive infrastructure and associated businesses which generate long-term stable cash flows.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  16/06/2008

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ A N Taylor

Name: Title:	A N Taylor Head of Group Secretariat